LAW OFFICES OF
              CLINE, WILLIAMS, WRIGHT, JOHNSON & OLDFATHER, L.L.P.


                             1900 U.S. BANK BUILDING
                              233 SOUTH 13TH STREET
                          LINCOLN, NEBRASKA 68508-2095
                                 (402) 474-6900
                               FAX (402) 474-5393
                              www.clinewilliams.com



                                February 8, 2006


Securities and Exchange Commission
100 "F" Street N.E.
Washington, D.C. 20549-2001

        Attn:  Michele M. Anderson
               Legal Branch Chief
               Division of Corporation Finance
               Mail Stop 3720

        Re:    NEDAK Ethanol, LLC
               Amendment No. 1 to Registration Statement on Form SB-2 Filed February 9, 2006
               File No. 333-130343

Dear Ms. Anderson:

     On behalf of NEDAK Ethanol, LLC I am herewith submitting electronic data constituting the above-captioned Amendment to Form SB-2 Registration Statement. We are also providing you with two marked copies of this Amendment by overnight delivery. Please be advised as follows:

Preliminary Matters

     A. We are presently intending to request acceleration for the week of March 6, 2006, subject, of course, to any additional comments you may have and our ability to respond promptly thereto.

     B. At or before the time we file an Amendment requesting acceleration of the effective date, we will also update all financial information in the Registration Statement to reflect the completion of the Company's audit for the year ended December 31, 2005.

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Securities and Exchange Commission
February 8, 2006
Page 2

Comment Responses

     We have attempted to respond to each of your comments. In the following paragraphs I will address matters which may involve requests for clarification, amplification or supplemental information. The following paragraphs correspond to the numbered paragraphs of your January 13, 2006 letter.

     28. We have determined that sufficient contingencies exist with respect to additional grand funds that we are removing this item from our sources of funds and changing the disclosure addressed in your comment.

     29. The various tables presented in the Prospectus, as well as underlying statistical information concerning the ethanol industry, has been obtained either from the Clean Fuels Development Corporation ("CFDC") or from our consultant, Durante Associates, which also acts as a consultant and research source for the CFDC. The CFDC is a 20-year-old industry organization that maintains various statistical and informational databases. The information set forth in our Prospectus was based on original research conducted by Durante Associates based on information obtained either from CFDC or from certain governmental agencies that are also included as sources for those particular tables. We do not believe that this information, at least in this particular form, is available to the public.

     35. Regarding the date that officers and directors began their employment in their present positions, it appears to us that we have complied with Item 401(a)(4) of Regulation S-B. If there is a special requirement applicable to this type of offering, or a particular special need in this instance, please advise us of the nature of that requirement.

     38. Based upon my telephone conversation yesterday with Mr. Pappas we understand an opinion of tax counsel is required. At or before we request effectiveness we will submit a tax opinion as an exhibit, and will appropriately modify our disclosures.

     39. It appears that each of the directors of the Company meets the criteria set forth in Rule 3a4-1(a)(4)(ii). That is, each director performs substantial duties for the Company otherwise than in connection with securities transactions; no director has been a broker-dealer or an associated person of a broker-dealer within the preceding 12 months; and no director has participated in selling the securities of this Issuer or any other issuer prior to this offering. Please advise if you need additional information regarding this comment.
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Securities and Exchange Commission
February 8, 2006
Page 3

   41-43. We have revised the terms of the offering to provide for a longer offering period and no extension period. We believe the revised disclosures address all the matters referred to in your comments 41 through 43.

     44. No promotional or sales material has been prepared in connection with the proposed offering. To the extent that our disclosures on this subject inferred that such materials had been prepared, those disclosures have been revised. If and when promotional and sales materials are prepared, they will be submitted.

     Should you have additional questions or comments concerning this filing, please direct them to the attention of the undersigned at 402-474-6900 or by fax to 402-474-5393.

                                            Very truly yours,



                                            /s/ DONALD F. BURT
                                            For the Firm